AMENDMENT

CM

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 0 6 2005 DIVISION OF MARKET REGULATION

AM 5-2-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

05037640

ANNUAL AUDITED REPORT
A FORM X-17A-5
PART III

SEC FILE NUMBER
8-53604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______________ AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way #316
(No. and Street)

Oceanside CA 92054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Helmle 760-450-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demeo, Mary, Louise
(Name – *if individual, state last, first, middle name*)

5790 Fleet St. Ste. 120 Carlsbad CA 92008
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of April 1, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joshua Helmle
Signature

CEO
Title

Angela F Helmle
Notary Public

ANGELA F. HELMLE
Comm. # 1364182
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 8, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY
BROKERAGE SERVICES, INC.
"... *a better way*"

Member NASD/SIPC

April 1, 2005

NASD Regulation
Attention: Aaron Len
300 S. Grand Ave. #1600
Los Angeles, CA 90071

Dear Mr. Len,

This letter is in response to your request for information dated March 23, 2005. We are exempt from both of the following requests:

1. Computation for Determination of Reserve Requirments Pursuant to Rule 15c-3 and;
2. Information Relating to the Possession or Control Requirements under the Rule 15c-3.

These exemptions, per our membership agreement, fall under the SEC Rule 15c3-3(k)(2)(ii).

Please let me know if there are any other questions or issues that need to be addressed.

Sincerely,

Joshua Helmle
Chief Executive Officer
Integrity Brokerage Services, Inc.

(800) 863-7511 • (760) 450-1000 • Fax: (760) 450-1001
2424 Vista Way, Suite 316 • Oceanside, California 92054
Email: joshua@integrity-brokerage.com • www.integrity-brokerage.com